July 13, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (631) 531-2759

Mr. John A. Kanas
Chairman, President and Chief Executive Officer
North Fork Bancorporation, Inc.
275 Broadhollow Road
Melville, New York 11747

Re: North Fork Bancorporation, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Amended Form 10-K for the Fiscal Years Ended December 31, 2005
      File No. 001-10458

Dear Mr. Kanas:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Lisa Haynes
                                        Reviewing Accountant